Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

February 12, 2014

CONFIDENTIAL

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Suzanne Hayes

Re:                          Virtu Financial, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 26, 2013
CIK No. 0001592386

Ladies and Gentlemen:

On behalf of our client, Virtu Financial, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit, pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities and Exchange Act of 1934, as amended, for non-public review the accompanying Amendment No. 1 (“Amendment No. 1”) to the draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), in electronic form, marked to indicate changes from the Registration Statement as originally submitted for confidential review to the Securities and Exchange Commission (the “Commission”) on December 26, 2013.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Suzanne Hayes, dated January 22, 2014 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

In accordance with the JOBS Act, we expect that this letter, Amendment No.  1 and any other documents submitted herewith will be kept in a non-public file and that access to them by any third party not a member of the Commission or its Staff will be denied.  Should the Commission receive any request for these documents, either pursuant to the Freedom of Information Act or otherwise, prior to the Company publicly filing the Registration Statement and all amendments thereto not later than 21 days before the commencement of its road show, we request that we immediately be notified of any such request and be furnished promptly with all written materials pertaining to such request.  In addition, we expect that we will be given the opportunity to object to such disclosure.  Should the Commission be inclined to disclose these documents to any third party, it is our expectation that we will be given ten business days advance notice of any such decision to enable our client to pursue any remedies that may be available.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3025 or Noah A. Gold at (212) 373-3495.

The Company has asked us to convey the following as its responses to the Staff:

Form S-1, submitted December 26, 2013

General

1.                                      Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response to Comment 1

In response to the Staff’s comment, the Company has revised the Registration Statement accordingly in Amendment No. 1.

2.                                      Please provide us with a copy of all graphic materials or artwork you intend to include in your prospectus.  We may have comments, which you should address before printing your preliminary prospectus for distribution.

Response to Comment 2

In response to the Staff’s comment, the Company will provide the Staff with a copy of all graphic materials and artwork it intends to use in its prospectus and will address any comments from the Staff before printing its preliminary prospectus for distribution.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the

Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment 3

The Company advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act.  In addition, to the Company’s knowledge, no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in the offering contemplated by the Registration Statement.  To the extent that any such written communications are presented to potential investors or, to the knowledge of the Company, any such research reports are published or distributed, the Company will supplementally provide copies to the Staff.

4.                                      We note your statements about your position in the industry and comparative statements about your technology.  For example:

•                                          “Virtu is a leading technology-enabled market maker…;”

•                                          “We believe we are at the forefront of market making technology…;”

•                                          “a leading, low cost market maker;”

•                                          “We believe that technology equivalent to ours has not been widely available to our competitors.” and

•                                          statements that your technology provides you with a significant competitive advantage.

Please provide the basis for these statements.  We note that you consider large broker- dealers and niche players to your major competitors.  To the extent that these statements reference an advantage over or a comparison to one type of competitor, as opposed to all competitors, please revise the statements to clarify.

Response to Comment 4

The Company has supplementally provided to the Staff the basis for certain statements in the Registration Statement about the Company’s position in its industry and the Company’s technology, together with an annotated copy of certain pages of Amendment No. 1 highlighting such statements.  In cases where the Company has not provided the basis for any statements in the Registration Statement about the Company’s position in its industry and the Company’s technology, the Registration Statement has been revised in response to the Staff’s comment.  Please see pages 33, 75, 100, 110 and F-56 of Amendment No. 1.

5.                                      We note your references to increases in the tax basis of Virtu Financial’s assets resulting from the reorganization transactions, the purchase of Virtu Financial Units, exchanges of Virtu Financial Units for Class A and Class B shares, and payments under the tax receivable agreements; future depreciation and amortization deductions attributable to the prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners; and tax benefits related to imputed interest deemed arising as a result of payments made under tax receivable agreements.  Please include a discussion of the material tax matters and file a tax opinion.

Response to Comment 5

The Company believes that, in accordance with Item 601(b)(8) of Regulation S-K (“Item 601(b)(8)”), no tax opinion is required in connection with the Registration Statement.  Item 601(b)(8) requires an opinion for filings on Form S-1 under the Securities Act “supporting the tax matters and consequences to the shareholders as described in the filing when such tax matters are material to the transaction for which the registration statement is being filed” (emphasis added).  The (i) increases in the tax basis of Virtu Financial’s assets resulting from (a) the reorganization transactions, (b) the purchase of Virtu Financial Units together with corresponding shares of Class C common stock, (c) exchanges of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of Class A common stock or Class B common stock, as applicable, and (d) payments under the tax receivable agreements; (ii) succession to future depreciation and amortization deductions attributable to the prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners; and (iii) reception of tax benefits related to imputed interest deemed arising as a result of payments made under tax receivable agreements are all tax matters and consequences to the Company, not the holders of the Class A common stock.  Furthermore, the Company tax matters described above relate to private transactions involving the Company, Virtu Financial and the pre-IPO members of Virtu Financial and do not raise tax considerations for investors in the Company’s Class A common stock.

In addition, the Company believes that the disclosure on pages 42, 43, 57, 58, 140 and 141 of Amendment No. 1 provides an adequate discussion of the material tax matters relating to the references noted in the Staff’s comment.

Finally, the Company has reviewed the initial public offering filings of a number of companies that employed a similar organizational structure to the Company’s.  These companies did not file a tax opinion in connection with or relating to the tax matters described above or similar matters.

Cover Page

6.                                      Please revise to identify the nature of the underwriting arrangements.

Response to Comment 6

The Registration Statement has been revised in response to the Staff’s comment to include language on the cover page of Amendment No. 1 that states the firm commitment nature of the underwriting arrangements.

Prospectus Summary, page 1

7.                                      Please balance your summary of your competitive strengths and growth strategies with an equally prominent discussion of your risks and obstacles you may encounter when implementing this strategy.

Response to Comment 7

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 6 and 7 of Amendment No. 1.

The Reorganization Transactions, page 7

8.                                      Please provide us, and revise to include, a specific and comprehensive discussion regarding how you plan to account for the reorganization transactions.  Please clarify if and how you have determined the transactions are a reorganization of entities under common control.  In your response, please address how you have considered the current value of the equity interests, including the Class A-1 interests, Class A-2 capital interests, Class A-2 profits interests and Class B interests and the current economic and voting rights of these equity interests compared to these rights subsequent to the reorganization.

Response to Comment 8

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 11, 54 and 55 of Amendment No. 1.

Prior to the reorganization transactions, Virtu Financial is controlled by (i) the Founder Post-IPO Member, the holder, directly or indirectly, of a majority of the equity interests of Virtu Financial and an affiliate and related party of Mr. Viola, the Company’s Founder and Executive Chairman, and (ii) Mr. Viola himself, in his capacity as Virtu Financial’s manager. After the reorganization transactions and the completion of this offering, Virtu Financial will continue to be controlled by the Founder Post-IPO Member.  A combination between entities that share the same parent is not considered a business combination within the scope of ASC 805-10 through 805-30, because there is no change in control at the parent level.  As such, the Company has determined that the reorganization transactions are a reorganization of entities under common control and should be accounted for as such.  In accordance with the guidance provided in ASC 805-50-30-5, the Company will initially measure the interests of the Virtu Pre-IPO Members in the assets and liabilities of Virtu Financial at their carrying amounts as of the date of their transfer (i.e., upon the completion of this reorganization transactions).

Prior to the reorganization transactions. The Founder Post-IPO Member currently owns a majority of Virtu Financial’s equity interests (by virtue of (i) its direct ownership of Class A-2 capital interests and (ii) its indirect ownership as the majority equityholder of the two other Founder Pre-IPO Members that own Class A-1 interests and Class A-2 capital interests).  The Founder Post-IPO Member is 90% owned by trusts for the benefit of immediate family members of Mr. Viola and 10% owned by Teresa Viola, Mr. Viola’s wife.  Teresa Viola and Michael Viola, Mr. Viola’s son, share dispositive control and voting control over the equity interests of Virtu Financial directly and indirectly held by the Founder Post-IPO Member.  Mr. Viola does not hold any direct financial interest in the Founder Post-IPO Member or Virtu Financial, but Mr. Viola is an affiliate and related person of the Founder Post-IPO Member.  In addition, Mr. Viola is currently the sole manager, and Chairman and Chief Executive Officer, of Virtu Financial.  Virtu Financial also has a board of directors (the “VF Board”), which currently has six members, four of whom of whom have been appointed by the Founder Pre-IPO Members and two of whom have been appointed by Silver Lake Partners.  Mr. Viola, as the sole manager of Virtu Financial, determines the size of the VF Board. The Founder Pre-IPO Members have (and thus, through its direct and indirect ownership, the Founder Post-IPO Member has) the right to appoint all of the  members of the VF Board, except for up to two directors who may be appointed by Silver Lake Partners.  As Virtu Financial’s sole manager, Mr. Viola has broad authority, subject to approval by the VF Board (including approval by the Silver Lake directors)  in certain cases including, for example, significant corporate transactions above specified thresholds, increases in corporate borrowings to fund distributions, liquidation and dissolution.  The VF Board may only remove Mr. Viola from his role as manager for cause.

Following the reorganization transactions.  After the completion of the reorganization transactions, Virtu Financial will continue to be indirectly controlled by Mr. Viola’s affiliate and related party, the Founder Post-IPO Member.  In connection with the reorganization transactions, among other things, (i) the other two Founder Pre-IPO Members will liquidate and distribute their equity interests in Virtu Financial to their equityholders, including the Founder Post-IPO Member, such that the Founder Post-IPO Member will own such distributed equity interests directly and (ii) all of the existing equity interests in Virtu Financial, including the equity interests owned by the Founder Post-IPO Member, will be reclassified into Virtu Financial Units.  The reorganization transactions do not otherwise affect the ownership structure of the Founder Post-IPO Member.  Although the Company will become the sole managing member of Virtu Financial pursuant to the Amended and Restated Virtu Financial LLC Agreement, the Company expects that the Founder Post-IPO Member will control in excess of 90% of the voting power of the Company’s equity through its ownership of Class D common stock. As a result, the Founder Post-IPO Member will be able to control any action requiring the general approval of the stockholders of the Company, including the election of the board of directors of the Company (subject to the rights of affiliates of Silver Lake Partners to nominate one director for election to the board of directors), the adoption of amendments to the Company’s certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of the assets of the Company.  In turn, the Company will, as the sole managing member of Virtu Financial, manage and operate the business and control the strategic decisions and day-to-day operations of Virtu Financial.

Based on the foregoing analysis, the Company believes that Virtu Financial will remain under the common control of Mr. Viola and his affiliates and immediate family members before and after the reorganization transactions.  As such, the Company has determined that the reorganization transactions are a reorganization of entities under common control and should be accounted for as such.

9.                                      Once known, please disclose the number of shares of Class D common stock and Class C common stock the Virtu Post-IPO Members agreed to purchase in the discussion under the second bullet point on page 8.

Response to Comment 9

The Registration Statement has been revised in response to the Staff’s comment to include blanks for the numbers of shares of Class D common stock and Class C common stock that the Virtu Post-IPO Members agreed to purchase.  See page 9 of Amendment

No. 1.  The Company will further revise the Registration Statement to fill in these numbers once they are known.

10.                               You state on page 10 upon completion of the reorganization, this offering, and the application of the net proceeds from this offering you will be the sole managing member of Virtu Financial and control all the business and affairs of Virtu Financial and its subsidiaries.  As such, you will consolidate the financial results of Virtu Financial into your financial statements.  Please expand your disclosure to state how you will become the sole managing member of Virtu Financial and your basis in GAAP to support the consolidation treatment.

Response to Comment 10

The Registration Statement has been revised in response to the Staff’s comment to state how the Company will become the sole managing member of Virtu Financial and to describe the Company’s basis in GAAP to support the consolidation treatment.  See pages 11 and 80 of Amendment No. 1.

The Company has considered the guidance in ASC 810, Consolidation, in determining that it will consolidate Virtu Financial into its financial statements.  ASC 810 provides that, among other things, an entity shall be assessed to determine whether it is subject to consolidation under the Variable Interest Entity (“VIE”) guidance.  The Company has concluded that Virtu Financial is not a VIE because none of the conditions described in ASC 810-10-15-14 exist, as described in the following paragraph. However, even if the Company were to conclude that Virtu Financial is a VIE, the Company would still consolidate it because the Company will have the power to control the most critical activities of Virtu Financial in its capacity as Virtu Financial’s sole managing member, as further described below, and will have the obligation to absorb losses and the right to receive benefits both of which could be significant to Virtu Financial.

With respect to ASC 810-0-15-14, first, the total equity investment at risk is sufficient to permit Virtu Financial to finance its activities without additional subordinated financial support provided by any parties, including equityholders.  Second, the holders of the equity investment at risk, as a group, will have (i) the power, indirectly through voting rights or similar rights, to direct the activities of Virtu Financial that most significantly impact it’s economic performance, (ii) the obligation to absorb the expected losses of the legal entity and (iii) the right to receive the expected residual returns of the legal entity. In connection with the reorganization transactions, the Company will be appointed as the sole managing member of Virtu Financial pursuant to the Amended and Restated Virtu Financial LLC Agreement.  As the sole managing member of Virtu Financial, the Company will manage and operate the business and control the strategic decisions and day-to-day operations of Virtu Financial, and no other members will have such authority or management, participating or contractual rights with respect to Virtu Financial.  In addition, the Company will have the exclusive right to elect to dissolve, or cause the dissolution of, Virtu Financial.  The Company expects that it will own approximately 10% of the economic interest in Virtu Financial.  Accordingly, the holders of the equity investment at risk, as a group, will meet the second condition described above.

Finally, the voting rights of some investors will not be proportional to their obligations to absorb the expected losses of Virtu Financial, their rights to receive the expected residual returns of Virtu Financial, or both.  The Company will hold 100% of the voting power over Virtu Financial, while it is expected to own a minority of the Virtu Financial Units and economic interest in Virtu Financial.  However, substantially all of the activities of Virtu Financial will not involve, nor will they be conducted on behalf of, a single investor that has disproportionately few voting rights, because there will be multiple, unrelated investors in Virtu Financial.  Accordingly, the Company has concluded that Virtu Financial will not be a VIE.

Instead, the Company has concluded that Virtu Financial will be a voting interest entity.  As noted above, the Company will be the sole managing member of Virtu Financial and, in such capacity, will have the power to control the most critical activities of Virtu Financial.  In addition, the Company will have a substantive financial interest in Virtu Financial, as it is expected to own approximately 10% of the Virtu Financial Units and economic interest in Virtu Financial.  Accordingly, the Company will have a majority voting interest in Virtu Financial and will therefore consolidate Virtu Financial.

11.                               On page 11 you state your intention to use proceeds from the offering to purchase Class A common stock and Virtu Financial Units from the Silver Lake Post-IPO Stockholder.  However, the diagram on page 10, depicting the post reorganization organizational structure indicates that the Silver Lake Post-IPO stockholder will hold shares of Class A common and Virtu Financial Units.  Is the intention to purchase all of this stockholder’s Class A common and Virtu Financial Units?  If not, please explain how you will determine how many shares and units you will purchase from this shareholder.  If you intend to purchase all of these shares and units, please consider including a separate diagram depicting the organizational structure following these purchases.

Response to Comment 11

On page 12 of Amendment No. 1, the Company states its intention to use proceeds from the offering to repurchase (i) Class A common stock from the Silver Lake

Post-IPO Stockholder and (ii) Virtu Financial Units and corresponding shares of Class C common stock from certain Virtu Post-IPO Members, including certain members of management.  Following the reorganization transactions, the Silver Lake Post-IPO Stockholder will own shares of Class A common stock only and will not own Virtu Financial Units or shares of any other class of the Company’s common stock (and, as a result, is not a Virtu Post-IPO Member).  Therefore, the disclosure on page 12 is consistent with the diagram on page 11 of Amendment No. 1, which depicts the Company’s organizational structure following the reorganization transactions and the offering.

The Company will determine how many shares of Class A common stock it will purchase from the Silver Lake Post-IPO Stockholder in consultation with such stockholder when a price range for the Class A common stock is determined.  Thereafter, if the Company intends to purchase all of the shares of Class A common stock to be held by the Silver Lake Post-IPO Stockholder following the reorganization transactions, the Company will update the diagram on page 11 of Amendment No. 1 to remove the Silver Lake Post-IPO Stockholder from the Company’s post-offering organizational structure.

12.                               As discussed on page 15, please clarify in the third bullet point on page 8 that each share of Class B common stock and Class D common stock can be converted, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively.

Response to Comment 12

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 10 and 53 of Amendment No. 1.

The Offering, page 13

13.                               Please indicate the percentage of Class A common stock non-affiliates will own after completion of the offering.

Response to Comment 13

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 14 of Amendment No. 1.  The Company will further revise the Registration Statement to fill in the relevant percentage once it is known.

14.                               Please include a discussion of any plans or intentions for Class C or Class D common stock holders to exchange such shares, along with a corresponding Virtu Financial Unit, for Class A common stock.

Response to Comment 14

The Company has advised us that it is not aware of any current plans or intentions for holders of Class C common stock or Class D common stock to exchange such shares, together with corresponding Virtu Financial Units, for shares of Class A common stock or Class B common stock, respectively.  As such, the Company has not revised the Registration Statement in response to the Staff’s comment.

Dividend Policy, page 16

15.                               We note following the consummation of this offering, Virtu Financial LLC will distribute to certain Virtu Pre-IPO Members as of immediately prior to the commencement of the reorganization transactions, operating cash flow of Virtu Financial LLC, pro rata in accordance with their respective interests in classes of equity.  Please disclose how operating cash flow of Virtu Financial LLC is determined and state how the distribution will be funded.

Response to Comment 15

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 17, 39 and 61 of Amendment No. 1.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 18

16.                               We note your presentation of net trading revenue, which is a non-GAAP measure defined as trading income, net plus interest and dividends income and expense, net, less direct costs associated with those revenues, including brokerage, exchange and clearance fees, net.  The title of this non-GAAP metric appears to be confusingly similar to the GAAP metric, trading income, net, which is just revenue earned from bid/ask spreads, and appears to be also be confusing given that it is not just a revenue metric since it is reduced by a significant amount of costs which are associated with those revenues.  Please consider revising the title of this metric or tell us in more detail why this title clearly describes the nature of this non-GAAP metric and is not confusingly similar to the title of your GAAP metrics.  To the extent that you believe you can support continuing to use the title “net trading revenue” for this metric, please ensure that each place you discuss this metric, you clearly label it as non-GAAP and provide a cross reference to where the metric is described in more detail.

Response to Comment 16

In response to the Staff’s comment, the Company has changed the name of “net trading revenue” to “Adjusted Net Trading Income” throughout the Registration Statement.

Risk Factors, page 24

Non-compliance with applicable laws and regulatory requirements, page 29

17.                               We note your statement that some of your subsidiaries have not yet completed statutorily required filings for the year ended December 31, 2012.  To the extent these subsidiaries have been sanctioned, please include a discussion of these sanctions.

Response to Comment 17

The Company’s subsidiaries that have not yet completed statutorily required filings for the year ended December 31, 2012 have not been sanctioned for failure to timely make such filings.  As such, the Company has not revised the Registration Statement in response to the Staff’s comment.

Our failure to protect our systems and networks against cybersecurity breaches, page 32

18.                               Please revise this risk factor to indicate whether you have suffered any material breaches of your cybersecurity measures.

Response to Comment 18

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 34 of Amendment No. 1.

The use of open source software may expose us to additional risks, page 34

19.                               Please define the phrase “open source software.”

Response to Comment 19

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 35 of Amendment No. 1.

We are a holding company and our principal asset after completion of this offering will be our equity interests, page 37

20.                               Please identify the applicable laws and regulations that may result in restrictions on Virtu Financial’s ability to make distributions.

Response to Comment 20

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 38 and 39 of Amendment No. 1.

Organizational Structure, page 50

21.                               Please include an organizational diagram showing your organizational structure immediately prior to the reorganization transactions.

Response to Comment 21

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 51 of Amendment No. 1.

Unaudited Pro Forma Financial Information, page 64

22.                               Please note that once you have included complete pro forma financial information for the reorganization and offering transactions, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X.  Specifically, please ensure that each of your pro forma adjustments is explained in sufficient detail.  In this regard, certain adjustments may require additional tabular disclosure in order to fully explain the various components.

Response to Comment 22

The Company acknowledges that the Staff will need sufficient time to review the complete pro forma financial information for the reorganization transactions and the offering and that the Staff may have additional comments based on the Company’s compliance with Article 11 of Regulation S-X.  The Company will provide complete pro forma financial information as soon as it becomes available.  In addition, the Registration Statement has been revised in response to the Staff’s comment to provide additional detail relating to the pro forma adjustments.  Please see pages 71 and 72 of Amendment No. 1.

23.                               Please confirm that the pro forma balance sheet will reflect the pro forma equity structure of the registrant, as opposed to the subsidiary, Virtu Financial LLC.  Also, confirm the pro forma adjustments will demonstrate the changes in capital structure from the exchange of interest in Virtu Financial LLC into Virtu Financial Units through the issuance of your Class A, C, and D common stock, in addition to the other reorganization transactions, and add footnotes as necessary to clearly present these transactions.

Response to Comment 23

The Company confirms that the pro forma balance sheet reflects the pro forma equity structure of the Company, as opposed to Virtu Financial.  The Company also confirms that the pro forma adjustments demonstrate the reclassification of all of the existing equity interests in Virtu Financial into Virtu Financial Units, as well as the issuance of Class A common stock, the subscription and purchase by the Virtu Post-IPO Members of Class C common stock and Class D common stock, as applicable, and the other reorganization transactions.  The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 67 through 72 of Amendment No. 1.

24.                               We note within your pro forma financial statements that you present all of the pro forma adjustments into one column titled, “Pro Forma Offering Adjustment.”  To enhance the transparency of your pro forma financial statements, please consider disaggregating the reorganization transactions, including other IPO adjustments relating to the tax receivable agreement and cash distribution, and offering into separate columns on the face of your pro forma financial statements as well as include a sub-total column that reflect the amounts adjusted for the reorganization transactions.

Response to Comment 24

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 67 through 70 of Amendment No. 1.

Virtu Financial LLC and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Comprehensive Income for the year ended December 31, 2012, page 65

25.                               We note that you reference financial statement line item, “net income”, on your unaudited pro forma condensed consolidated statement of comprehensive income for the year ended December 31, 2012 and nine months ended September 30, 2013 on pages 65-66 to pro forma adjustment (c).  In light of the description of pro forma adjustment (c) on page 68, which gives the effect of the interest in Virtu Financial LLC that the current members of Virtu Financial LLC will hold after the reorganization transaction and the offering, it appears that this adjustment should be reference to the financial statement line item, “net income attributable to non-controlling interest” as oppose to “net income”.  Please revise your filing according or advise us as to why such revisions are not necessary.

Response to Comment 25

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 67 of Amendment No. 1.

Notes to Unaudited Pro Forma Financial Information, page 68

26.                               In regards to pro forma adjustment (a), tell us why the reclassification of vested Class A-2 profit interest in Virtu Financial is not shown.

Response to Comment 26

The Company has advised us that the reclassification of vested Class A-2 profits interests in Virtu Financial is not shown in connection with pro forma adjustment (a) because the compensation expense associated with the issuance of the Class A-2 profits interests has been recognized in prior periods in connection with the grant or vesting of the applicable Class A-2 profits interests. Therefore, no compensation expense is required to be recognized upon the reclassification of the Class A-2 profits interests into Virtu Financial Units.

27.                               Refer to pro forma adjustment (b).  Please disclose the pro forma income tax rate used to calculate your provision for income taxes and discuss how such rate was determined.

Response to Comment 27

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 71 of Amendment No. 1.

28.                               We note that pro forma adjustment (d) reflects the impact of the receipt and use of proceeds from the sale of your Class A common stock.  However, the pro forma balance sheet on page 67 only reflects that the financial statement line item, “cash and cash equivalents”, as being impacted by this adjustment.  Please revise your pro forma financial statements to reference pro forma adjustment (d) to all of the financial statement line items that this adjustment impacts.  In addition to enhance the transparency of your disclosure, please consider disaggregating the receipt and use of the offering proceeds into two separate pro forma adjustments.

Response to Comment 28

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 67 through 70 of Amendment No. 1.  The Company has advised us that it considered the Staff’s comment and has both (i) adjusted its pro forma statement of financial condition to reflect the various line items (in addition to “cash and cash equivalents”) that are impacted by the offering and (ii) disaggregated the receipt and use of the offering proceeds from this offering into two separate pro forma adjustments.  Because of the foregoing revisions, some adjustments have been reordered from the initial Registration Statement.  Adjustments (f) and (j) both reflect the receipt and use of proceeds from the offering.

29.                               Refer to pro forma adjustment (e).  You state that deferred tax asset will be amortized over 15 years.  Please tell us, and disclose as applicable, your basis in GAAP to support this accounting treatment.

Response to Comment 29

The Company will acquire a membership interest in Virtu Financial with a portion of the proceeds from the offering, which results in the creation of an intangible asset for income tax purposes in an amount equal to the difference between the amount that is paid for the membership interest and the share of the tax basis in the assets of Virtu Financial that is attributable to the membership interest.  That intangible asset exists for income tax purposes, but there is not a corresponding asset that is created under GAAP for financial reporting purposes.  To reconcile this difference between GAAP and tax treatment, a deferred tax asset is established, in accordance with ASC 740.  The intangible asset that is created for income tax purposes will be reversed over an amortization period of 15 years pursuant to Section 197 of the Internal Revenue Code.  As the tax amortization reduces the tax basis in the intangible asset, the deferred tax asset will be adjusted to reflect the amount of remaining tax basis in the intangible asset at each reporting date.

30.                               Furthermore, we note tax savings of approximately 85% realized will be paid to certain of the Virtu Pre-IPO Members and are included in accounts payable, accrued expenses and other liabilities in your pro forma consolidated balance sheet with the remaining 15% recognized as a permanent increase in paid-in capital.  However your pro forma balance sheet on page 67 reflects that “other assets” is the only line item being impact by this transaction.  Please revise your filing to reference all of the specific financial statement line items on your pro forma balance sheet that pro forma adjustment (e) affects.  Additionally, please provide further discussion of all the key assumptions that went into the calculation of the deferred tax asset.

Response to Comment 30

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 67 through 72 of Amendment No. 1.  The Company has advised us that it will provide further discussion of all the key assumptions in connection with the calculation of the deferred tax asset when a price range for the Class A common stock is determined and included in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

Net Trading Revenue, page 74

31.                               Please provide a further breakdown of your net trading revenue (or trading income, net) by asset class in this section for each period presented, similar to the breakdown you provide on page 94 in the Business section.

Response to Comment 31

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 78 of Amendment No. 1.

Brokerage, Exchange and Clearance Fees, net, page 79

32.                               Please disclose the asset classes that have lower associated brokerage expenses relative to your other significant asset classes.

Response to Comment 32

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 84 of Amendment No. 1.

Liquidity and Capital Resources, page 83

33.                               We note your presentation of total cash and assets readily convertible to cash, which includes all of your cash, all of your financial instruments owned, including ones that have been pledged, all of your receivables from broker-dealers and clearing operations, all of your securities borrowed, and all of your securities purchased under agreements to resell.  In order to make this disclosure more meaningful, please provide disclosure of your cash and unencumbered assets that are immediately available for monetization and consider separately providing a discussion of outstanding borrowings permitted under your credit facilities.

Response to Comment 33

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 87 and 88 of Amendment No. 1.

Credit Facility, page 87

34.                               Please identify the lender for your current credit facility.

Response to Comment 34

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 90 of Amendment No. 1.

35.                               We note your disclosure that you are subject to certain financial covenants which require you to maintain specified financial ratios and tests, including interest coverage and total leverage ratios, which may require you to take an action to reduce your debt or to act in a manner contrary to your business objectives.  You also disclose that as of November 30, 2013, you were in compliance with all of your covenants.  If you believe that it is reasonably likely that you will not meet any significant covenant, please revise to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

Response to Comment 35

The Company does not believe it is reasonably likely to fail to meet any significant covenant to which it is subject.  As such, the Company has not revised the Registration Statement in response to the Staff’s comment.

Risk Management, page 104

36.                               Please disclose who serves on your Risk Committee and expand this section to include more discussion of what role your Board of Directors play in risk management.

Response to Comment 36

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 109 of Amendment No. 1.

Employment Agreements, page 114

37.                               Please tell us when you expect to enter into and file these employment agreements.

Response to Comment 37

The Company expects to enter into and file the relevant employment agreements in advance of the commencement of its road show.  The Company acknowledges that the Staff will need sufficient time to review these employment agreements.

Virtu Financial LLC and Subsidiaries

Unaudited Condensed Consolidated Financial Statements for the Period Ended September 30, 2013

Condensed Consolidated Statements of Financial Condition, page F-5

38.                               Please tell us what consideration you gave to SAB Topic 1:B.3 in regards to providing a pro forma balance sheet reflecting the accrual of the operating cash distribution, which will be made to the certain Virtu Pre-IPO Members following the consummation of this offering, alongside your historical balance sheet.

Response to Comment 38

The Company has advised us that it has considered SAB Topic 1:B.3 and, in response to the Staff’s comment, will include in its consolidated statement of financial condition as of December 31, 2013, which will be included in the next amendment to the Registration Statement, pro forma information reflecting the accrual of the operating cash distribution that will be made to the certain Virtu Pre-IPO Members following the consummation of this offering.

Note 9 — Financial Assets and Liabilities, page F-26

39.                               We note your tables showing the netting of financial assets and liabilities as of September 30, 2013 and December 31, 2012.  Please tell us, and revise your disclosures as applicable, to clarify why your net exposure is zero for all of your financial instruments as of September 30, 2013 and December 31, 2012.  Additionally, please clarify what is included in the column titled “gross amounts not offset in the condensed consolidated statements of financial condition” by breaking it out separately between financial instruments and cash collateral received, similar to the example in ASC 210-20-55-20.  Additionally, please tell us any consideration you gave to also providing disclosure for your derivatives separately between whether they are over the counter, exchange traded, or exchange cleared, similar to the example in ASC 210-20-55-22.

Response to Comment 39

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages F-26 through F-28 of Amendment No. 1.  The Company has made adjustments to previously disclosed amounts in the tables as of September 30, 2013 and December 31, 2012.  The Company also reviewed the impact of its master netting agreements and other similar agreements with counterparties as well as the impact of collateral posted with counterparties  by specific instrument.  As of September 30, 2013, the adjustments decrease the gross amounts not offset in the condensed consolidated statement of financial condition and increase net exposure by $5.0 million in securities borrowed.   In addition, $133.7 million relating to futures contracts was formerly presented in gross amounts not offset in the condensed consolidated statement of financial condition is now presented in gross amounts offset in the condensed consolidated statement of financial condition.  As of December 31, 2012, the adjustments decrease the gross amounts not offset in the condensed consolidated statement of financial condition and increase net exposure by $1.1 million, $2.4 million, and $160 thousand in securities borrowed, currency forwards, and securities loaned, respectively.   In addition, $1.9 million relating to futures contracts, formerly presented in gross amounts not offset in the condensed consolidated statement of financial condition, is now presented in gross amounts offset in the condensed consolidated statement of financial condition.  We do not believe these adjustments are material to the Company’s unaudited condensed consolidated financial statements for either period.

The Company considered providing disclosure for derivatives separately between whether they are over the counter, exchange traded, or exchange cleared, similar to the example in ASC 210-20-55-22, the disclosure example provided for a “sophisticated” entity engaged in significant derivative activity.  However, as the Company’s traded instruments consist primarily of highly liquid exchange traded instruments and some level 2 instruments mainly categorized as currency forwards, the Company has indicated that it believes the current disclosure format provides the appropriate level of detail to meet the objective of the offsetting disclosure requirements.

Audited Consolidated Financial Statements for the Years Ended December 31, 2012 and 2011

Notes to Condensed Consolidated Financial Statements, page F-45

Note 2 — Summary of Significant Accounting Policies, page F-45

Goodwill, page F-49

40.                               We note that goodwill constituted approximately 17% and 22% of total assets as of September 30, 2013 and December 31, 2012.  Given the significance of goodwill to your financial statements, please expand your disclosure to discuss how you determine the fair value of your reporting unit(s) and clarify the nature and number of reporting units you have given that the vast majority of your goodwill arose from your acquisition of Madison Tyler Holdings LLC in July 2011.

Response to Comment 40

The Registration Statement has been revised in response to the Staff’s comment.  Please see page F-51 of Amendment No. 1.  In regards to the Staff’s comment regarding the majority of goodwill arising from the acquisition of Madison Tyler Holdings LLC (“MTH”), the Company has advised us that there is no distinction between the nature of the business activities MTH was engaged in as compared to Virtu Financial.  Consequently, financial results from MTH are included in the reportable segment that the Company has identified:  Technology Enabled Market Making.  This segment meets the definition of a segment in that it is a discrete business that engages in business activities earning revenues and incurring expenses, its operating results are reviewed by the Company’s Chief Operating Decision Makers (the “CODM”) and discrete financial information is available for it. The CODM’s make decisions with regard to the  Technology Enabled Market Making business holistically as the technology and strategies underlying the trading business support all of the activities of the business.   The CODM’s business decisions regarding resource allocation are driven primarily by the technological and regulatory framework of any particular market, including but not limited to, acceptance of electronic trading, market transparency and capital requirements.

Note 5 — Receivables from/Payables to Broker-Dealers and Clearing Organizations, page F-56

41.                               Please tell us the factors driving the 128% increase in securities failed to deliver between December 31, 2011 and December 31, 2012.

Response to Comment 41

The Company has advised us that balances of securities failed to deliver amounts are determined daily and are a component of the Company’s National Securities Clearing Corporation settlement process.  The balances represent the amount of short positions that are cash settled by the Company, as opposed to delivering securities.  The amount can fluctuate significantly based on (i) the amount of net short positions settling on a particular day and (ii) the amount of securities available to deliver against short positions settling on a particular day.  The increase in securities failed to deliver balance to $144.3 million on December 31, 2012 compared to $63.0 million at December 31, 2011 represents an increase in the amount of short positions settling and the availability of securities to deliver against those positions.

Note 8 — Borrowings, page F-58

42.                               We note your disclosure that the outstanding principal balance on both your short-term credit facilities entered into with a financial institution are classified as part of receivables from broker-dealers and clearing organizations in the statements of financial condition.  Please support your basis for this classification, and tell us which line items these outstanding credit facilities are classified within in Note 5 which shows the details of receivables from/payables to broker-dealers and clearing organizations.

Response to Comment 42

The outstanding principal balance on both of the Company’s short-term credit facilities are classified as part of receivables from broker-dealers and clearing organizations in the Company’s consolidated statements of financial condition.  The loan proceeds from the credit facilities are available only for meeting the initial margin requirements associated with the Company’s ordinary course futures and other trading positions, which are held in the Company’s trading account with an affiliate of the respective financial institutions.  In both cases, the credit facility is collateralized by the Company’s trading accounts and deposit accounts with these financial institutions.  The Company considered ASC 210-20-45-1 “Balance Sheet — Offsetting” in determining whether the payables arising from these loans can be offset with other receivables and payables from the same counterparty.  With regard to the prime brokerage agreements relating to the short-term credit facilities, (i) the Company and the financial institutions owe each other determinable amounts; (ii) the Company has the right to set-off the amount owed to the financial institution against the amount owed by the financial institution; (iii) the Company intends to set-off the offsetting amounts, if applicable; and (iv) the right of offset is enforceable by law.  The classification of these balances are included in the line items “Due from prime brokers” and “Net equity with futures commission merchants” in Note 5 on pages F-19 and F-58.

Note 9 — Fair Value Measurements, page F-60

43.                               We note that the fair value of your derivative contracts are based on prices obtained from the banks that are counterparties to these contracts, as well as management’s own calculations and analyses.  Please revise your filing to state whether, and if so, how and why you adjust prices obtained from these counterparties.  Also explain the method used and assumptions made in management’s calculation of the fair value of these contracts.

Response to Comment 43

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages F-24 and F-62 of Amendment No. 1.

Note 12 — Commitments, Contingencies and Guarantees, page F-65

Litigation, page F-67

44.                               You have disclosed that management believes that the resolution of any known matters will not result in any material adverse effect on the company’s financial position.  Please revise your filing to discuss how the resolution of any know matters will affect your results of operations and cash flows.

Response to Comment 44

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages F-33 and F-69 of Amendment No. 1.

Note 14 — Capital Structure, page F-68

Class B Interests, page F-69

45.                               We note your disclosure that Class B interests representing a right to share in 11.715% and 11.565% of capital proceeds (on a fully diluted basis) were issued and outstanding as of December 31, 2012 and 2011.  Please tell us why you have not separately reflected the Class B Interests on the face of the consolidated balance sheet and also tell us how they are reflected in the consolidated balance sheet, and the basis for such classification.

Response to Comment 45

The Class B interests share only in proceeds in excess of a specified hurdle which is determined by the Company based on the fair market value of the Company as of the date of grant and are only eligible to share in such proceeds to the extent time-vesting conditions have been satisfied and a qualifying capital transaction (i.e., a sale, initial public offering or certain other capital transaction) has occurred.  The Company concluded the qualifying capital transaction is a performance condition, which is not considered probable until it actually occurs. As such, no compensation expense is recognized upon the grant of Class B interests, and the outstanding Class B interests have no capital balances associated with them.  Given that these interests have a capital balance of zero, the Company has elected to omit them from its consolidated balance sheet.  As the Staff has indicated, the full amount of issued and outstanding Class B interests is disclosed in Note 14 on pages F-35 and F-71, respectively.

East Management Incentive Plan, page F-71

46.                               We note your disclosure that you have not recognized compensation expense under the East Management Incentive Plan for the year ended December 31, 2012.  Please tell us, and expand your disclosure as applicable to discuss, when and how any compensation expense would be recognized under this plan.

Response to Comment 46

As indicated in Note 14 on pages F-35 and F-71, respectively, Class B interests in Virtu East MIP LLC (“East MIP Class B Interests”) are subject to time-based vesting over four years and only fully vest upon the consummation of a qualifying capital transaction by the Company, including an initial public offering.  Upon the occurrence of the Company’s contemplated initial public offering, the Company expects to recognize compensation expense in an amount equal to the fair value of outstanding time-vested East MIP Class B Interests as of the date of the initial public offering, with the fair value of the unvested East MIP Class B Interests recognized as a compensation expense ratably over the remaining vesting period.

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages F-37, F-38 and F-74 of Amendment No. 1.

Note 15 — Share-based Compensation, page F-71

47.                               We note your disclosure that during 2012, certain employees were granted Class B interests, and these interests vest in accordance with the terms of the Management Incentive Plan.  Please expand your disclosure to discuss the vesting terms, how fair value was determined, how compensation expense will be recognized, and provide a rollforward of activity in the Class B interests.

Response to Comment 47

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages F-37, F-38 and F-74 of Amendment No. 1.  As described above in the Company’s response to Comment 45, the vesting conditions have not yet been met for the Class B interests.  Because the Class B interests represent a right to share in a percentage of capital proceeds in excess of a profits interest valuation hurdle determined by the Company based on a third party valuation as of the relevant grant date and the aggregate percentages were previously disclosed in Note 14, the Company has not provided a rollforward of activity in relation to the Class B interests.

Note 18 — Geographic Information, page F-74

48.                               We note your disclosure showing the geographic breakdown of your revenues between U.S. and International, and your disclosure that international revenues are primarily in Europe and Asia.  Given the significance of your international revenues, and the fact that international revenues continue to grow in significance to your total revenues (from 26% at December 31, 2012 to 34% at September 30, 2013), please disaggregate the international revenues between each significant foreign country and disclose the basis for attributing revenues to individual countries.  Please refer to ASC 280-10-50-41(a) for guidance.

Response to Comment 48

The Registration Statement has been revised in response to the Staff’s comment.  Please see page F-40 and F-76 of Amendment No. 1.

Note 19 — Parent Company, page F-74

Guarantees, page F-74

49.                               We note your disclosure that the Company guarantees the indebtedness of its direct subsidiary under the senior secured credit facilities and the outstanding balance of the term loan under the senior secured credit facility was $402.8 million and $267.9 million at December 31, 2012 and 2011.  Please clarify how these amounts reconcile back to the amounts disclosed in Note 8.

Response to Comment 49

The relevant figures in the Registration Statement have been corrected to reflect that the outstanding principal balance of the term loan under the senior secured credit facility was $260.0 million and $308.0 million at December 31, 2012 and 2011.  Please see page F-76 of Amendment No. 1.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Noah A. Gold at (212) 373-3495.

Very truly yours,

/s/ John C. Kennedy

John C. Kennedy

cc:                                Douglas A. Cifu

Virtu Financial, Inc.

Michael Kaplan, Esq.

Davis Polk & Wardwell LLP